

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Trio Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

   Re: Trio Merger Corp.
     Revised Preliminary Merger Proxy Statement on Schedule 14A
     Filed May 2, 2013
     File No. 001-35471

Dear Mr. Rosenfeld:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary of the Material Terms of the Merger, page 2

1. In the eleventh bullet point, please expand your disclosure to clarify that the amount payable to SAE stockholders as a dividend is contingent on the number of Trio shareholders that convert their shares to case and will only be paid out of additional funds made available to SAE from the trust account. This discussion should clearly state that, rather than increasing the amount of working capital available to the combined company, fewer conversions will increase the dividend payable to the SAE shareholders. Please disclose the minimum working capital restrictions in your credit agreement. Moreover, please explain how SAE will fund such dividend prior to the closing of the merger.

Questions and Answers About the Proposals, page 4

Q: What happens if a substantial number of public stockholders, page 10

2. We note your response to comment nine from our letter dated April 18, 2013. In your revised disclosure, you state that the "working capital available to the combined company will be no less than SAE's historical level." We note, however, that on page 151, you disclose that working capital for SAE "varies significantly from time to time." For example, SAE's working capital improved to $27.7 million at December 31, 2012 from a working capital deficit of $18.5 million at December 31, 2011. Please revise your disclosure to clarify that restrictions in your credit agreement establish the minimum working capital available following the merger and that SAE's historical working capital has varied significantly.

3. We note your disclosure that the merger may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of conversions by public stockholders. "With fewer public shares and public stockholders, the trading market for Trio common stock may be less liquid and Trio may not be able to meet the listing standards for Nasdaq or another national securities exchange." Please provide your detailed analysis as to whether the transaction has a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

Voting Proxy Agreements, page 62

4. We note that SAE will be in technical default under the credit agreement if Messrs. Hastings and Beatty do not have voting control over at least 51% of Trio's common stock immediately after the merger. With the voting agreement with certain of Trio's initial stockholders, tell us why Messrs. Hastings and Beatty will not have voting control immediately after the closing of the merger under the provisions of the Credit Agreement. In addition, tell us why you are disclosing the possible technical default under the Credit Agreement and the requirement to obtain a waiver from your lenders.

Unaudited Pro Forma Condensed Combined Financial Information, page 90

5. We note your responses to comments 31 and 32. Please quantify the purchase price ("merger consideration") as stipulated on page 18 for each scenario. It is unclear to us why "the purchase price consideration remains constant and is not impacted by the number of public shares outstanding."   In this regard, tell us how you considered:

    •   the dividend payable to SAE shareholders as a component of the purchase price. It appears that the amount of dividends payable before the merger will vary based on the projected gross cash available in the trust fund after the cash conversion.

- the variability of the percentage interest acquired in the combined company in relation to a constant purchase price and how the SAE shareholders will be made whole.

6.   We note your response to comment 33. Please further explain why it is unlikely that the parties would agree to consummate the transaction if stockholders owning more than 3,491,231 shares (up to 5,520,823 shares) opt for a cash conversion. In the last paragraph on page 44, you raised the possibility that Trio may need to raise additional financing in order to consummate the merger, if Trio will have less than $30 million in cash on hand immediately prior to the merger, after accounting for certain payments including the payments to converting shareholders. Please reconcile the discrepancies in your disclosure.

7.   We note your response to comment 36. Revise (a) to disclose that the reclassification of cash and cash equivalents amount was determined by reducing the cash and cash equivalents held in trust of $61.7 million less the cash conversion of $35.2 million and payment of accounts payable of $605,000.

Pro Forma Condensed Combined Balance Sheet, page 92

8.   Please clarify how you accounted for the holders of current SAE outstanding warrants and exchangeable shares who do not exercise or exchange such securities prior to or in connection with the merger in the pro forma financial statements. We note your disclosures on page 16.

Pro Forma Combined Condensed Income Statement, page 95

9.   We note your response to comment 44. We also read your revised disclosure in the last paragraph of page 45. Please include an aggregate of 1,480,000 shares of issuable common stock in your diluted weighted share calculation on page 96, assuming that the promissory notes are converted and Trio holders of the insider warrants and EBC warrants agree to exchange their warrants at a ratio of ten warrants for each share of stock. We refer you to ASC 260-10-45-21.

10.   We note your response to comment 45.   It appears that not all of the SAE shareholders are expected to exchange their shares. Tell us if the merger agreement provides for a minimum number of shares that SAE shareholders are required to exchange to consummate the transaction. Additionally, tell us your basis of measurement for noncontrolling interest and how you gave effect to this contingency in the pro forma financial statements.

Eric S. Rosenfeld
Trio Merger Corp.
May 9, 2013
Page 4

Report of Independent Certified Public Accountants, page FS-19
Unaudited Financial Statements, pages FS-47 through FS-61

11.   We note your responses to comments 53 and 55. After we review your future revisions,
        we may have further comments.

(f) Revenue Recognition, page FS-25.

12.   We note your response to comment 56. Please revise your disclosure to clearly define
        variable price and fixed price contracts and your basis of accounting for
        each.   Alternatively revise your risk factor on page 68 to conform with your disclosure
        hereunder.

Updating

13.   Please update the financial statements and applicable sections pursuant to Rule 3-12 of
        Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director